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                              October 13, 2020

       Timothy G. Dixon
       Chief Executive Officer
       Therapeutic Solutions International, Inc.
       4093 Oceanside Blvd, Suite B
       Oceanside, California 92056

                                                        Re: Therapeutic
Solutions International, Inc.
                                                            Post-Effective
Amendment No. 1
                                                            Filed October 7,
2020
                                                            File No. 333-236338

       Dear Mr. Dixon:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Post-Effective Amendment No. 1

       General

   1. According to the Explanatory Note, the post-effective amendment is being filed to reflect a change in the actual
price per unit, which would appear to require revisions to the prospectus to reflect
the increased price. Please include a complete prospectus that includes all of the
disclosure items required by Part I. Please refer to Securities Act Rule
                                                        472(b).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy G. Dixon
Therapeutic Solutions International, Inc.
October 13, 2020
Page 2




       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any questions.



                                                         Sincerely,
FirstName LastNameTimothy G. Dixon
                                                       Division of Corporation
Finance
Comapany NameTherapeutic Solutions International, Inc.
                                                       Office of Life Sciences
October 13, 2020 Page 2
cc:       Hugh D. Kelso III, Esq.
FirstName LastName